United States

Securities and exchange commission
washington, d.c. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of March 2025

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ✓  Form 40-F ___

Index

Item              Description of Items

1.	Notice to the Market dated January 10, 2025 – Decision rendered in favor of Class Action filed against Auction for the Sale of Small Hydroelectric Power Plants and Hydroelectric Generating Plants
2.	Notice to Shareholders dated January 14, 2025 – Expected date for the Annual Shareholders' Meeting
3.	Notice to the Market dated February 21, 2025 – Cemig and Âmbar Hidroenergia sign a Contract for the Onerous Transfer of four small-sized plants
4.	Material Fact dated February 20, 2025 – Decision on the Annulment Action regarding the validity of the Specific Collective Agreement of health plans
5.	Notice to the Market dated February 26, 2025 – CEMIG acquires Empresa de Transmissão Timóteo-Mesquita S.A.

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Andrea Marques de Almeida .

Name: Andrea Marques de Almeida

Title: Vice President of Finance and Investor Relations

Date: March 7, 2025

1.	Notice to the Market dated January 10, 2025 – Decision rendered in favor of Class Action filed against Auction for the Sale of Small Hydroelectric Power Plants and Hydroelectric Generating Plants

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 06.981.176/0001-58

COMPANY REGISTRY (NIRE): 31300020550

NOTICE TO THE MARKET

Decision rendered in favor of Class Action filed against Auction for the Sale of Small Hydroelectric Power Plants and Hydroelectric Generating Plants

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly-held company, with shares traded on the stock exchanges of São Paulo, New York, and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a publicly-held company and wholly-owned subsidiary of CEMIG, hereby inform the Brazilian Securities and Exchange Commission (“CVM”), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that the 2nd Public Court of Treasury and Government Agencies of the District of Belo Horizonte rendered a decision granting the claim regarding the class action filed against the Notice of Sale that was part of the Public Auction for the sale of Small Hydroelectric Power Plants (“SHPPs”) and Hydroelectric Generating Plants (“HGPs”).

The decision reaches the Auction held on August 10, 2023 for the divestment of small assets, which are not included in the Company’s Strategic Planning. CEMIG will appeal, making use of its own means and resources in the various judicial instances.

CEMIG and CEMIG GT reaffirm their commitment to keep shareholders, the market in general, and other stakeholders duly and timely informed of this matter, under the rules issued by the CVM and legislation in force.

Belo Horizonte - January 10, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

2.	Notice to Shareholders dated January 14, 2025 – Expected date for the Annual Shareholders' Meeting

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO SHAREHOLDERS

Expected date for the Annual Shareholders' Meeting

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, in accordance with § 2 of Article 37 of Resolution 81 of the Brazilian Securities and Exchange Commission (“CVM”), of March 29, 2022, as amended, hereby informs its shareholders, the market in general, and other stakeholders that the Company’s Annual Shareholders' Meeting to resolve on the financial statements and allocation of net income for the fiscal year 2024 is expected to be held on April 30, 2025 (“2025 ASM").

Guidelines on shareholder attendance, the call notice material, and the Management proposal will be available at an opportune time.

Belo Horizonte, January 14, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

3.	Notice to the Market dated February 21, 2025 – Cemig and Âmbar Hidroenergia sign a Contract for the Onerous Transfer of four small-sized plants

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 06.981.176/0001-58

COMPANY REGISTRY (NIRE): 31300020550

NOTICE TO THE MARKET

CEMIG GT, CEMIG GERAÇÃO LESTE, CEMIG GERAÇÃO OESTE, CEMIG GERAÇÃO SUL, and ÂMBAR HIDROENERGIA sign a Contract for the Onerous Transfer of four small-sized plants

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a publicly-held company and the wholly-owned subsidiary of CEMIG, hereby inform the Brazilian Securities and Exchange Commission (“CVM”), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general, further to the Notice to the Market disclosed on December 05, 2024, that CEMIG GT and its wholly-owned subsidiaries CEMIG GERAÇÃO LESTE S.A., CEMIG GERAÇÃO OESTE S.A., and CEMIG GERAÇÃO SUL S.A. signed, today, a Contract for Onerous Transfer aimed at the divestment of the plants Machado Mineiro, Sinceridade, Martins, and Marmelos to ÂMBAR HIDROENERGIA LTDA (“ÂMBAR HIDROENERGIA”), the winner of the public auction 500-W20723, for R$52 million.

The closing of the transaction is subject to compliance with the usual conditions precedent, which include obtaining the authorizations from the Brazilian Electricity Regulatory Agency (“ANEEL”) and the Brazilian antitrust authority (“CADE”).

The aforementioned sale aims to comply with CEMIG’s Strategic Planning guidelines that recommend optimizing the portfolio and improving capital allocation through divesting small-sized assets.

CEMIG and CEMIG GT reaffirm their commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed about this matter, under the rules issued by the CVM and legislation in force.

Belo Horizonte, February 21, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

4.	Material Fact dated February 20, 2025 – Decision on the Annulment Action regarding the validity of the Specific Collective Agreement of health plans

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

MATERIAL FACT

Decision on the Annulment Action regarding the validity of the Specific Collective Agreement of health plans

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, CEMIG DISTRIBUIÇÃO S.A. (“CEMIG D”), enrolled in the register of corporate taxpayers (CNPJ/MF) under number 06.981.180/0001-16, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), publicly-held companies and wholly-owned subsidiaries of CEMIG, hereby inform the Brazilian Securities and Exchange Commission (“CVM”), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general about the publication of the decision regarding the judgment held on December 09, 2024, in Labor Ordinary Appeal 11813-49.2022.5.03.0000, by the Specialized Section on Collective Disputes (SDC) of the Superior Labor Court (TST).

This decision determined that, as of December 31, 2023, the validity of the clauses establishing the automatic extension for equal and successive periods of Clause 17 of the 2010 Collective Bargaining Agreement and Clause 4 of the 2016 Collective Bargaining Agreement, exclusively referring to the guarantee of coverage for obligations regarding the payment of post-employment health plan (PSI) benefits, including retirees and active employees, shall cease.

There are currently no accounting entries to be made as a result of this decision.

The Company reaffirms its commitment to keeping shareholders and the market in general duly and timely informed, according to the applicable legislation, in compliance with the restrictions of CVM rules and other applicable laws.

Belo Horizonte, February 20, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

5.	Notice to the Market dated February 26, 2025 – CEMIG acquires Empresa de Transmissão Timóteo-Mesquita S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 06.981.176/0001-58

COMPANY REGISTRY (NIRE): 31300020550

NOTICE TO THE MARKET

CEMIG acquires Empresa de Transmissão Timóteo-Mesquita S.A. (“ETTM”)

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG or Company”), a publicly-held company, with shares traded on the stock exchanges of São Paulo, New York, and Madrid, hereby informs the Brazilian Securities and Exchange Commission – CVM, B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general, that, on this date, CEMIG GERAÇÃO E TRANSMISSÃO S.A. - (“CEMIG GT”), a wholly-owned subsidiary of CEMIG, has entered into a Share Purchase and Sale Agreement (“CCVA”), to acquire all the share capital of Empresa de Transmissão Timóteo-Mesquita S.A. (“ETTM”), owned by Grupo Fram Capital.

The negotiated price was R$30.0 million, and the assets’ Annual Permitted Revenue (“RAP”) is R$5.7 million. ETTM’s transmission assets are connected to the 230-kV Basic Network owned by CEMIG, located in the Vale do Aço region, in the State of Minas Gerais.

The effectiveness of the agreement is subject to conditions precedent (“CP”) that are common for this type of transaction, among which approval from the Brazilian Antitrust Authority (“CADE”) and the Brazilian Electricity Regulatory Agency (“ANEEL”).

The acquisition is in line with the Company’s Strategic Planning, which provides for investments in transmission assets in the State of Minas Gerais.

CEMIG and CEMIG GT reaffirm their commitment to keep shareholders, the market in general, and other stakeholders duly and timely informed of this matter, under the rules issued by the CVM and legislation in force.

Belo Horizonte, February 26, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations